Cover Sheet of Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of      May ,    2003

Imperial Ginseng Products Ltd.

Suite 1601 – 650 West Georgia St. Vancouver, British Columbia, V6B 4N7

[Indicate by check mark whether the registrant files of will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     X

Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes     X

No _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Ginseng Products Ltd.

(Registrant)

Date       May 29, 2003

By

“James S. Chang”

James S. Chang

President and Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f

(previously Form 61)

Incorporated as part of :	X	Schedule A
	X	Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Imperial Ginseng Products Ltd.

ISSUER ADDRESS	Suite 1601 - 650 West Georgia
P.O. Box 11549
Vancouver, BC
V6B 4N7

CONTACT PERSON	Hilary Madore

CONTACT POSITION	Vice President Finance

CONTACT TELEPHONE #	(604) 689-8863

CONTACT EMAIL ADDRESS	hilary@imperialginseng.com

WEB SITE ADDRESS	N/A

FOR QUARTER ENDED	March 31, 2003

DATE OF REPORT	May 5, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	“Hugh Cartwright”	2003/05/05
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

JAMES CHANG	“James Chang”	2003/05/05
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements of

IMPERIAL GINSENG PRODUCTS LTD.

Nine months ended March 31, 2003

(Unaudited - Prepared by Management)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Balance Sheet

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	March 31, 2003	June 30, 2002 (Audited)

Assets

Current Assets:
Cash	$ 496,998	$ 70,969
Accounts receivable	323,603	36,136
Inventory	177,261	610,800
Ginseng crop costs (schedule)	3,500,000	2,800,000
Prepaid expenses	56,788	122,794
	4,554,650	3,640,699

Ginseng crop costs (schedule)	2,998,584	4,223,802
Capital assets	1,654,161	1,912,819
Investment	1	1

	$ 9,207,396	$ 9,777,321

Liabilities and Shareholders’ Equity

Current Liabilities:
Bank indebtedness	$ -	$ 545,000
Accounts payable and accrued liabilities	1,407,715	1,431,067
Current portion of obligations under capital leases	415,610	104,941
Current portion of term debt	818,950	1,078,894
	2,642,275	3,159,902

Royalty amount payable	62,820	62,820
Obligations under capital leases	113,482	483,104
Term debt	314,538	654,132

Shareholders’ Equity:
Share capital (note 3)	51,607,091	49,665,787
Conversion option	266,701	266,701
Deficit	(45,799,511)	(44,515,125)
	6,074,281	5,417,363

	$ 9,207,396	$ 9,777,321

On Behalf of the Board

“James Chang”

“Hugh Cartwright”

James Chang, Director

Hugh Cartwright, Director

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Loss

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended March 31, 2003	Three months ended March 31, 2002	Nine months ended March 31, 2003	Nine months ended March 31, 2002
Revenue:
Ginseng root	$ 1,284,050	$ 2,689,422	$ 5,400,709	$ 4,878,246
Consumer products	39,051	27,262	308,012	370,850
	1,323,101	2,716,684	5,708,721	5,249,096

Cost of sales	755,441	2,835,676	4,199,703	5,017,044

Gross profit (loss)	567,660	(118,992)	1,509,018	232,052

Interest and other income	24,588	6,778	312,212	22,042

	592,248	(112,214)	1,821,230	254,094
Expenses:
Depreciation	-	-	630	939
Interest	27,471	92,788	114,201	236,876
Legal and audit	787	854	29,978	11,701
Marketing	40,241	84,219	178,325	168,488
Office supplies and services	9,026	5,220	22,171	22,028
Other	3,514	10,470	17,961	34,520
Rent	12,230	10,394	34,671	31,746
Salaries	133,680	34,365	359,847	294,567
Travel	4,976	3,892	21,031	21,915

	231,925	242,202	778,815	822,780

Income (loss) before undernoted	360,323	(354,416)	1,042,415	(568,686)

Gain on disposal of capital assets	5,445	-	33,345	1,800
Write off bond issue costs	-	-	-	(4,868)

Net income (loss) before taxes	365,768	(354,416)	1,075,760	(571,754)

Income tax expense (recovery)	75	3,286	(11,817)	(1,554)

Net income (loss)	$ 365,693	$ (357,702)	$ 1,087,577	$ (570,200)

Loss per share (note 2)	$ (0.04)	$ (0.30)	$ (0.11)	$ (0.82)

Weighted average number of shares outstanding	11,625,484	3,783,498	11,625,484	3,783,498

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Deficit

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended March 31, 2003	Three months ended March 31, 2002	Nine months ended March 31, 2003	Nine months ended March 31, 2002

Deficit, beginning of the period	$(45,378,351)	$(36,314,606)	$(44,515,125)	$(34,360,735)

Net income (loss)	365,693	(357,702)	1,087,577	(570,200)

Preferred share dividends	(678,424)	(684,783)	(2,043,884)	(2,173,126)

Royalty amount	(108,429)	(110,168)	(328,079)	(363,198)

Deficit, end of the period	$(45,799,511)	$(37,467,259)	$(45,799,511)	$(37,467,259)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three months ended March 31, 2003	Three months ended March 31, 2002	Nine Months ended March 31, 2003	Nine Months ended March 31, 2002
Cash flows from operations:
Net income (loss)	$ 365,693	$(357,702)	$ 1,087,577	$ (570,200)
Adjustments to reconcile net income to cash provided by operating activities:
Cost of ginseng crops harvested	527,343	2,336,099	2,921,665	3,716,610
Depreciation and amortization	66,099	119,628	168,717	137,988
Write off of deferred debt issue costs	-	-	-	4,868
Gain on disposal of capital assets	-	-	-	(1,475)
Gain on settlement of term debt	(25,000)	-	(295,000)	-
	934,135	2,098,025	3,882,959	3,287,791
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	(185,404)	37,369	(287,467)	6,590
Decrease in inventory	117,391	370,086	470,402	416,022
Ginseng crop costs, net of deferred depreciation and amortization	(424,792)	(584,273)	(2,202,753)	(2,538,977)
Decrease (increase) in prepaid expenses	(37,801)	(56,418)	56,643	8,189
Increase in accounts payable	(162,027)	(334,580)	(454,011)	(374,675)
Royalty amount payable	-	-	-	(9,000)
Cash provided by operating activities	241,502	1,530,209	1,465,773	795,940

Cash flows from financing activities:
Repayment of short-term borrowings	-	(905,000)	(545,000)	-
Reduction of capital lease obligations	(21,127)	(19,211)	(58,953)	(72,531)
Reduction of term debt	(80,000)	(9,631)	(312,944)	(129,357)
Cash used in financing activities	(101,127)	(933,842)	(916,897)	(201,888)

Investing:
Purchase of capital assets, net of disposal proceeds	(68,841)	(51,084)	(122,847)	(132,331)

Net increase in cash	71,534	545,283	426,029	461,721

Cash at beginning of period	425,464	73,168	70,969	156,730

Cash at end of period	$ 496,998	$ 618,451	$ 496,998	$ 618,451

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Cash Flows (Continued)

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three Months ended March 31, 2003	Three months ended March 31, 2002	Nine months ended March 31, 2003	Nine months ended March 31, 2002

Non-cash investing and financing activities not included in cash flows:
Term debt converted to preferred shares	$ -	$ -	$ -	$ 160,000
Common shares issued in settlement of debt	-	52,500	-	52,500
Preferred shares converted to common shares	-	2,065,189	731,935	2,065,189
Interest accrued on term debt converted to preferred shares	-	-	-	38,583
Dividends and royalty accrued on preferred shares	786,853	794,951	2,371,963	2,536,324
Preferred share issue costs accrued	143,209	144,558	430,659	433,352
Bond discount on bonds converted transferred to preferred shares	-	-	-	29,125

Supplemental cash flow information:
Interest paid	$ 2,376	$ 25,714	$ 72,558	$ 94,908
Income tax paid	-	-	-	34,523

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Schedules of Ginseng Crop Costs

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three months ended March 31, 2003	Three months ended March 31, 2002	Nine months ended March 31, 2003	Nine months ended March 31, 2002

Capital tax	$ 5,223	$ 12,999	$ (16,272)	$ 29,418
Depreciation	76,579	153,384	230,373	455,769
Direct labour	156,587	291,454	1,149,276	1,280,572
Equipment rental	2,651	8,281	34,347	64,037
Fertilizers	8,740	5,736	144,849	236,821
Fuel	4,911	2,141	54,174	45,665
Hardware, supplies and small tools	2,305	4,430	38,303	40,965
Insurance	4,976	4,773	19,252	17,874
Land rental	181,841	183,747	388,061	388,651
Mulch	5,631	-	225,812	246,046
Office supplies and services	34,516	34,116	70,170	67,178
Rent	3,570	13,605	13,410	41,290
Repairs and maintenance	10,183	15,900	53,003	46,136
Telephone and utilities	3,058	3,708	14,585	17,159
Travel and automobile	600	3,383	13,783	17,165
	501,371	737,657	2,433,126	2,994,746

Balance, beginning of period	5,997,213	10,199,831	7,023,802	12,121,780
	6,498,584	10,937,488	9,456,928	15,116,526
Less amounts charged to cost of sales and inventory	-	-	(2,958,344)	(4,179,038)

Net crop costs, end of period	$ 6,498,584	$10,937,488	$ 6,498,584	$10,937,488
Comprised of:
Current portion expected to be harvested and marketed within one year	$ 3,500,000	$ 3,800,000	$ 3,500,000	$ 3,800,000
Balance expected to be harvested after one year	2,998,584	7,137,488	2,998,584	7,137,488

	$ 6,498,584	$10,937,488	$ 6,498,584	$10,937,488

1.

Interim unaudited financial statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2002.

2.

Net loss per share

Net loss per share is calculated by dividing net loss available to common shareholders which includes preferred share dividends and royalty amount by the weighted average number of shares outstanding.  Fully diluted loss per share has not been presented as outstanding stock options, warrants, and debt and preferred share conversions are anti-dilutive.

3.

Capital stock

Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred shares with a par value of $1 each

100,000,000 Class “B” Preferred shares with a par value of $5 each

Issued and outstanding:

	March 31, 2003	June 30, 2002

Common shares (a)	$ 22,641,042	$ 21,909,107
Class “A” Preferred shares (b)	19,274,774	20,437,368
Unpaid dividends and royalties (c)	9,691,275	7,319,312
	$ 51,607,091	$ 49,665,787

(a)

Common Shares issued:

	Number of shares	Amount
Balance, June 30, 2000	2,092,587	$ 19,519,865
Preferred share conversions	57,569	65,200
Bond conversions – principal and interest	666,638	185,986
Conversion option attributable to bonds converted	-	72,867
Balance, June 30, 2001	2,816,794	19,843,918
Preferred share conversions	4,332,121	2,012,689
Share for debt settlement	154,412	52,500
Balance, June 30, 2002	7,303,327	21,909,107
Preferred share conversions	5,107,495	731,935
Balance, March 31, 2003	12,410,822	$ 22,641,042

On August 13, 2002, Qwest Bancorp Ltd., a company related by directors in common, converted 402,212 Class “A” Preferred Shares into 3,656,473 common shares of the Company at a price of $0.11 per share.

Also on August 13, 2002, a director of the Company converted 134,071 Class “A” Preferred Shares into 1,218,827 common shares of the Company at a price of $0.11 per share.

On July 2, 2002, a preferred shareholder converted 95,652 Class “A” Preferred Shares into 187,553 common shares at a price of $0.51 per share.

On October 29, 2002, preferred shareholders converted 100,000 Class “A” preferred shares into 44,642 common shares at a price of $2.24 per share.

(b)

Preferred Shares issued:

	Number of shares	Amount
Balance, June 30, 2000	17,098,330	$ 15,370,708

Original principal amount of bonds converted	4,810,500	4,810,500
Unamortized bond discount of bonds converted	-	(163,879)
Conversion option attributable to bonds converted	-	997,171
Accrued interest on bonds converted	902,570	902,570
Total carrying value of bonds converted to preferred shares in 2001	5,713,070	6,546,362
Preferred share issue costs	-	(465,044)
Preferred shares issued in settlement of debt	952,000	952,000
Preferred shares retracted	(12,500)	(12,500)
Preferred shares converted to common shares	(65,200)	(65,200)
Balance, June 30, 2001	23,685,700	22,326,326

Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares	198,583	217,731
Preferred share issue costs	-	(630,283)
Preferred shares issued in settlement of debt	536,283	536,283
Preferred shares converted to common shares	(2,012,689)	(2,012,689)
Balance, June 30, 2002	22,407,877	20,437,368
Preferred share issue costs	-	(430,659)
Preferred shares converted to common shares	(731,935)	(731,935)
Balance, March 31, 2003	21,675,942	$ 19,274,774

(c)

Unpaid dividends and royalties:

Amount
Balance, June 30, 2000	$ 1,446,808
Cumulative dividends on preferred shares	2,207,439
Cumulative royalties on Royalty Participation Units	325,894
Balance, June 30, 2001	3,980,141
Cumulative dividends on preferred shares	2,863,271
Cumulative royalties on Royalty Participation Units	475,900
Balance, June 30, 2002	7,319,312
Cumulative dividends on preferred shares	2,043,884
Cumulative royalties on Royalty Participation Units	328,079
Balance, March 31, 2003	$ 9,691,275

4.

Related party transactions

During the period ended March 31, 2003, the following transactions with related parties occurred:

(a)

The Company has paid $184,500 (2003 - $184,500) to a management company with directors in common for office and administrative services.

(b)

The Company has recorded as payable $407,700 (2003 - $410,602) to a management company with directors in common for annual asset management services for its preferred shares.

(c)

The Company has paid $161,949 (2003 - $146,426) to companies controlled by a director of the Company for marketing and selling services related to the sale of the Company’s ginseng root.

(d)

See also Note 3(a) for Preferred Share conversions by related parties.

IMPERIAL GINSENG PRODUCTS LTD.

Schedule B – Supplementary Information

Nine months ended March 31, 2003

1.

Analysis of expenses and deferred costs:

(a)

Deferred costs:

See Consolidated Schedules of Ginseng Crop Costs incorporated into Schedule A.

(a)

Cost of sales:

Ginseng root	$ 3,394,031
Drying and processing costs	679,847
Consumer products	125,825
$ 4,199,703

2.   Related party transactions:

See Consolidated Financial Statements – Note 4 incorporated into Schedule A.

3.

Summary of securities issued and options granted during the period:

(a)

Securities issued during the period:

Date	Type of Issue	Number	Price	Total Cash Proceeds	Commission Paid	Agent’s Warrants Issued
July 2/02	Common Shares	187,553	$0.51	Preferred share conversion	Nil	Nil
Aug. 13/02	Common Shares	3,656,473	$0.11	Preferred share conversion	Nil	Nil
Aug. 13/02	Common Shares	1,218,827	$0.11	Preferred share conversion	Nil	Nil
Oct. 29/02	Common Shares	44,642	$2.24	Preferred share conversion	Nil	Nil

(b)

Options granted during the period:

There were no options granted during the period.

4.

Summary of securities as at March 31, 2003:

(a)

 Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred Shares with a par value of $1 each

100,000,000 Class “B” Preferred Shares with a par value of $5 each

(b)

Shares issued and outstanding at March 31, 2003:

Issued and outstanding:	# of shares	Amount
Common shares	12,410,822	$ 22,641,042
Class “A” Preferred Shares	21,675,942	19,274,774
Unpaid dividends and royalties		9,691,275
		$ 51,607,091

See also Consolidated Financial Statements – Note 3 incorporated into Schedule A.

(c)

Summary of options, warrants and convertible securities outstanding at March 31, 2003:

Convertible Securities	Amount	Conversion Price	# of Common Shares
1998 Bonds	349,000	$2.06 – $3.89	108,304
Class “A” Preferred Shares	21,675,942	$0.70 - $3.50	13,826,121

(d)

Shares in escrow or subject to a pooling agreement:

There were no shares in escrow or subject to a pooling agreement.

(e)

List of directors and officers:

Stephen P. McCoach	Director and Co-Chairman
Hugh R. Cartwright	Director and Co-Chairman
James S. Chang	Director and President
Joseph A. Rogers	Director
Maurice Levesque	Director
Dr. Aik Ping Eng	Director
Robert Geier	Vice President, Ontario Operations
Hilary Madore	Vice President, Finance

IMPERIAL GINSENG PRODUCTS LTD.

Schedule C – Management Discussion and Analysis

Nine months ended March 31, 2003

Imperial Ginseng Products Ltd. ("the Company") is incorporated under the Company Act of British Columbia.  The Company cultivates, processes, and markets North American Ginseng and Consumer Products in North America and Asia.

Operations and Financial Condition

For the nine-month period ended March 31, 2003, the Company reports revenues of $5,708,721 and net income of $1,087,577 or $0.11 loss per share.  This compares to revenues of $5,249,096 a net loss of $570,200 or $0.82 loss per share for the same period in the prior year.

By January 2003, the harvest and processing of ginseng root was complete.  In total, the Company harvested 132 acres with production totalling approximately 335,000 pounds.  By March 31, 2003, approximately 93% of the root had been sold.  Compared to the prior year, 139 acres were harvested with production totalling 380,520 pounds.  By March 31, 2002, approximately 88% of the root had been sold.

Interest and other income for the nine-month period ended March 31, 2003, includes $295,000 recorded for the gain on settlement of term bonds at less than face value.  This settlement was made primarily due to the Company’s planting suspension decision in British Columbia, which significantly affected certain term debt secured by the assets of the Company’s British Columbia farm.  As part of the Company’s strategic decision to discontinue planting in British Columbia, the Company settled certain debt secured by the assets of the Company’s British Columbia farm.

Interest expense for the nine-month period ended March 31, 2003 is 52% less than the same period in the prior year due mainly to the reversal of interest accrued in prior periods for bonds settled.

Marketing expense for the three-month period ended March 31, 2003 is 52% less than the same period in the prior year resulting from the decrease in sales revenue for this period.

Salaries for the three-month period ended March 31, 2003 is 289% greater than the same period in the prior year due to the reversal in the prior period of certain estimated severance obligations.

Income tax recovery for the nine-month period ended March 31, 2003 is due to the reversal of tax accruals for the year ended June 30, 2002, which had been over-estimated.

At March 31, 2003, the Company had total assets of $9,207,396 as compared with $9,777,321 at June 30, 2002.

Working capital increased from $480,797 at June 30, 2002 to $1,912,375 at March 31, 2003 and the current ratio increased from 1.15 at June 30, 2002 to 1.72 at March 31, 2003.

The Company planted approximately 123 acres of ginseng at its Ontario farm during the fall of 2002, and at the completion of the planting and harvesting activities, had 552 acres of ginseng in total under cultivation at the Ontario and the British Columbia farm.

Financing Activities

During the period the Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all its previously issued convertible bonds.  As at March 31, 2003 cumulative unpaid dividends and interest in arrears are $8,128,817 and $589,348, respectively.

During the nine-month period ended March 31, 2003, the Company negotiated and settled $598,000 of term debt, and realised a gain on settlement of the term debt of $295,000.

Line of Credit

Canadian Imperial Ginseng Farms Ltd. and Canadian Imperial Ginseng Ontario Ltd. each has available with a Canadian chartered bank a $1,250,000 line of credit, subject to certain margining calculations, which bears interest at price plus 1 ¼% per annum and is secured by a charge over all inventory and crops.

Related Party Transactions and Balances

Preferred Share Conversion:

On August 13, 2002, Qwest Bancorp Ltd., a company related by directors in common, converted 402,212 Class “A” Preferred Shares into 3,656,473 common shares of the Company at a price of $0.11 per share.

Also on August 13, 2002, a director of the Company converted 134,071 Class “A” Preferred Shares into 1,218,827 common shares of the Company at a price of $0.11 per share.

Management Company:

During 1999, a management company with directors in common was requested to consult with and advise to the Company with respect to restructuring its long-term debt obligations.  As a result, the management company was engaged to structure, package, market and administer the conversion of long-term debt obligations to convertible Class “A” Preferred Shares.  The management company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5%.  For the nine-month period ended March 31, 2003, the Company was charged and accrued $nil and $407,700, respectively for these services.

In addition, the management company provides administrative and office services and the Company was charged $138,375, $14,760, and $31,365 for salaries, rent, and office services, respectively.

Marketing Agreements:

The Company has ginseng marketing agreements with companies controlled by a director of the Company (the “Marketing Companies”).  Pursuant to these agreements, the Marketing Companies market the Company’s ginseng crops on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  For the nine-month period ended March 31, 2003, the Company paid $161,949 for these services.

Investor Relations

The Company currently has no agreements in place for which investor services are provided.

This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and section 151 of the Securities Rules.

BC FORM 53 – 901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1:

Reporting Issuer

Imperial Ginseng Products Ltd. (the “Company”)

Item 2:

Date of Material Change

May 22, 2003

Item 3:

Press Release

Infolink Technologies	May 22, 2003
SEDAR	May 22, 2003
Canada Stock Watch	May 22, 2003
Market News Publishing Inc.	May 22, 2003
NASDAQ (US)	May 22, 2003

Item 4.

Summary of Material Change

Imperial Ginseng Products Ltd. (“Imperial” or the “Company”) has granted, subject to regulatory approval, incentive stock options entitling certain employees, directors, and officers of the Company to purchase 1,385,000 common shares at $0.06 per share exercisable in whole or in part on or before May 22, 2008.

These options are granted pursuant to the Company’s new Stock Option Plan, which received shareholder approval on December 12, 2002, and regulatory approval on May 22, 2003.  The Stock Option Plan allows the Company to grant options for the purchase of up to 2,482,164 common shares of the Company.

Item 5.

Full Description of Material Change

See Item 4.

Item 6.

Reliance on section 85(2) of the Act

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Senior Officers

Name:

James Chang

Title:

President and Chief Executive Officer

Phone No.:

(604) 689-8863

Name:

Stephen P. McCoach

Title:

Co-Chairman

Phone No.:

(604) 689-8863

Name:

Hugh R. Cartwright

Title:

Co-Chairman

Phone No.:

(604) 689-8863

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 27, 2003

“James Chang”

Date

Signature

James S. Chang

Name of Officer

President & Chief Executive Officer

Title of Officer

Vancouver, British Columbia

Place

Imperial Ginseng Products Ltd.

Suite 1601 - 650 West Georgia Street

Vancouver, British Columbia

Canada   V6B 4N7

Tel.: (604) 689-8863

Fax: (604) 689-8892

TSX Venture Exchange: IGP

NASD OTC Board: IGPFF

May 22, 2003

PRESS RELEASE

Imperial Ginseng Products Ltd. Announces Grant of Incentive Stock Options

VANCOUVER, BRITISH COLUMBIA – Imperial Ginseng Products Ltd. (“Imperial” or the “Company”) has granted, subject to regulatory approval, incentive stock options entitling certain employees, directors, and officers of the Company to purchase 1,385,000 common shares at $0.06 per share exercisable in whole or in part on or before May 22, 2008.

These options are granted pursuant to the Company’s new Stock Option Plan, which received shareholder approval on December 12, 2002, and regulatory approval on May 22, 2003.  The Stock Option Plan allows the Company to grant options for the purchase of up to 2,482,164 common shares of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS OF

IMPERIAL GINSENG PRODUCTS LTD.

“James S. Chang”

___________________________________

James S. Chang, MA, MBA, CPA

President and Chief Executive Officer

For additional information, contact:

Imperial Ginseng Products Ltd.

Tel:  (604) 689-8863

Fax: (604) 689-8892

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.